SUBSCRIPTION AGREEMENT


   Johnson Funds, Inc.
   4041 North Main Street
   Racine, Wisconsin  53402


   Ladies and Gentlemen:

   The undersigned hereby subscribes to 10,000 shares of Common Stock, $0.0001 par value per share, of Johnson Funds, Inc., consisting of ________ shares of the Intermediate Fixed Income Fund, ___________shares of the Large Cap Equity Fund, ________ shares of the Small Cap Equity Fund and ______ shares of the International Equity Fund (the Intermediate Fixed Income Fund, Large Cap Equity Fund, Small Cap Equity Fund and International Equity Fund are hereinafter collectively referred to as the "Funds"). In consideration for which the undersigned agrees to transfer to you upon demand cash in the amount of $100,000 ($10 per share of each Fund). It is understood that upon receipt by you of payment therefor, said shares shall be issued and shall be deemed to be fully paid and nonassessable. The undersigned agrees that the shares are being purchased for investment with no present intention of reselling or redeeming said shares.

   The proceeds of redemption of these shares by you will be reduced by a pro rata portion of any then unamortized organization expenses of the Funds. This proration will be calculated by dividing the number of shares to be redeemed by the aggregate number of shares held which represent the initial capital of the Funds.

   Dated and effective as of this ___day of __________, 1998.



                            ___________________________
                            Miriam M. Allison



                                   ACCEPTANCE

   The foregoing subscription is hereby accepted. Dated and effective as of this _____ day of ____________, 1998.


                            JOHNSON FUNDS, INC.



                            By:__________________________
                                      President